[Gray Plant Mooty Letterhead]

Reply to Minneapolis Rick Hauser 612/632.3095 Rick.Hauser@gpmlaw.com

January 14, 2005

Thomas A. Jones, Esq.	VIA EDGAR
United States Securities Exchange Commission	AND FEDERAL EXPRESS
450 Fifth Street NW
Washington, D.C. 20549

RE:	Biotel Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form 10-SB Filed December 27, 2004 File No. 0-50914

Dear Mr. Jones:

In response to the Staff’s comments dated January 11, 2005, we are providing the following supplemental information provided by the Company. The paragraph number corresponds to the paragraph number contained in your January 11, 2005 comment letter:

Part F/S

Notes to Consolidated Financial Statements – Page F-21

Note 16 – Asset Purchase – Page F-32

1.

Enclosed are the calculations outlined at Item 310(c)(2)(iii) of Regulation S-B. As set forth therein, the equity in the loss of Agility Centralized Research Services, LLC (“Agility”) for the period ended June 30, 2004 was (10.80%) of the Company’s consolidated income for the fiscal year ended June 30, 2004. Because such amount is less than 20%, historical financial statements for Agility are not required by Item 310(c) of Regulation S-B.

Thomas A. Jones, Esq.
January 14, 2005

Also enclosed is the Company’s statement regarding certain acknowledgements.

Let me know if you have any questions or require any other information.

Regards,

GRAY, PLANT, MOOTY,
MOOTY & BENNETT, P.A.

By /s/ Rick Hauser

Rick Hauser

GP:1668293 v2

BIOTEL, INC.
310(c)(2)(iii) Calculations

Relevant Facts

Biotel Inc. acquired the assets of Agility Centralized Research Services, LLC on July 1, 2004
Agility Centralized Research Services, LLC was formed during Nov 2003, but significant operations didn’t start until Jan 2004
Agility Centralized Research Services, LLC had a calender year-end
Agility Centralized Research Services, LLC’s pretax loss for its six months of operations ending on June 30, 2004 was $113,233
Biotel Inc.‘s pretax net income for the fiscal year ending June 30, 2004 was $1,048,346

Equity in the loss of the acquiree for the six months ending June 30, 2004	(113,233)
		=	-10.80%
Consolidated income of the Biotel Inc. for the year ending June 30, 2004	1,048,346

[Biotel Inc. Letterhead]

January 13, 2005

United States Securities Exchange Commission	VIA EDGAR
450 Fifth Street NW	AND FEDERAL EXPRESS
Washington, D.C. 20549

RE:	Biotel Inc. (the “Company”)

Ladies and Gentlemen:

In connection with the Company’s response to the Staff’s comments dated January 11, 2005, the Company makes the following acknowledgements:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you should have any questions.

Sincerely,

By /s/ B. Steven Springrose

B. Steven Springrose, CEO

GP:1668322 v2